================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                               AMENDMENT NO. 2 TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                 ---------------

                       SUPERIOR ESSEX COMMUNICATIONS INC.
                                ESSEX GROUP, INC.
                              (NAME OF APPLICANTS)

                       SUPERIOR ESSEX COMMUNICATIONS INC.
                     150 INTERSTATE NORTH PARKWAY, SUITE 300
                           ATLANTA, GEORGIA 30339-2101

                                ESSEX GROUP, INC.
                                1601 WALL STREET
                           FORT WAYNE, INDIANA 46802
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

           TITLE OF CLASS                                      AMOUNT
           --------------                                      ------
SECOND PRIORITY SECURED NOTES DUE 2008                      $145,000,000
                                                      AGGREGATE PRINCIPAL AMOUNT

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

       UPON THE EFFECTIVE DATE (AS HEREINAFTER DEFINED) UNDER THE PLAN (AS
          HEREINAFTER DEFINED), PRESENTLY ANTICIPATED TO BE ON OR ABOUT
                               NOVEMBER 7, 2003.

STEPHEN C. KNUP                                    STEPHEN C. KNUP
CHIEF OPERATING OFFICER AND PRESIDENT              PRESIDENT
SUPERIOR ESSEX COMMUNICATIONS INC.                 ESSEX GROUP, INC.
150 INTERSTATE NORTH PARKWAY, SUITE 300            1601 WALL STREET
ATLANTA, GEORGIA  30339-2101                       FORT WAYNE, INDIANA 46802
(770) 953-8338                                     (260) 461-4875

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                 ---------------

                                 WITH A COPY TO:
                              JACK P. JACKSON, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000

================================================================================
THE OBLIGOR HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERCEDE THIS AMENDMENT, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307 (W) OF THE ACT, MAY DETERMINE UPON WRITTEN REQUEST OF THE OBLIGOR.

                                     GENERAL

1.     GENERAL INFORMATION

       Superior Essex Communications Inc., formerly Superior Telecommunications Inc. ("Superior Essex") and Essex Group, Inc. ("Group", together with Superior Essex, the "Applicants") are co-applicants. Superior Essex Inc., a Delaware corporation ("Parent Holdco"), Superior Essex Holding Corp., a Delaware corporation which will be a wholly-owned subsidiary of Parent Holdco ("Intermediate Holdco") and certain of the wholly-owned domestic subsidiaries of the Applicant will guarantee the Second Priority Notes (defined below), as more particularly described in the Plan (as defined below). As noted in the Plan, Applicant will convert into a Delaware limited liability company on or about the Effective Date (as defined below).

       (b) Superior Essex is organized under the laws of the State of Delaware. Group is organized under the laws of the State of Michigan.

2.     SECURITIES ACT EXEMPTION APPLICABLE

       On March 3, 2003, Superior Telecom Inc. (the existing parent corporation of the Applicants, "Telecom"), the Applicants and certain of their respective wholly-owned domestic subsidiaries (collectively, the "Debtors") filed a voluntary petition under Chapter 11 of the United States Code, as amended (the "Bankruptcy Code"), in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Such proceedings were jointly administered under Case No. 03-10607 (JWV) inclusive with respect to Telecom, the Applicants and Debtor subsidiaries. The Debtors filed with the Bankruptcy Court, among other things, a Joint Plan of Reorganization for the Applicants and certain of their respective wholly-owned subsidiaries dated July 30, 2003 (as may amended, with schedules and exhibits thereto, the "Plan"). The Plan was confirmed by the Bankruptcy Court on October 22, 2003.

       The Applicants intend to issue, upon the effective date of the Plan (the "Effective Date"), and under the terms and subject to the conditions set forth in the Plan and the Disclosure Statement pertaining to the Plan (the "Disclosure Statement"), Second Priority Secured Notes due 2008 (the "Second Priority Notes") in an aggregate principal amount equal to $145,000,000. The Second Priority Notes will bear interest per annum at a rate of 9.5%. Interest on the Second Priority Notes will be paid semi-annually. The Second Priority Notes will be issued pursuant to an Indenture (the "Indenture") to be qualified under this Form T-3, a copy of the form of which is included as Exhibit T3C to this Application. The Disclosure Statement and the Plan are included as Exhibits T3E-1 and T3E-2, respectively, to this Application.

       The Second Priority Notes are being offered by the Applicants in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "Blue Sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicants believe that the issuance of the Second Priority Notes under the Plan will satisfy such requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such issuance is exempt from the registration requirements referred to above.

       The Plan contemplates, among other things, the restructuring of the outstanding debt of the Debtors, in part through the issuance by the Applicants of the Second Priority Notes. The Second Priority Notes will mature in November 2008. The Second Priority Notes will be secured by junior liens on all assets of the Applicants and the Guarantors (as defined in the Plan). The Second Priority Notes shall be issued to holders of Class S-3, consisting of Existing Lender Claims, as defined and delineated in the Plan. For more complete description of the Second Priority Notes, reference is made to Item 8 of this Application and to the Indenture.

                                  AFFILIATIONS

3.     AFFILIATES

       The following lists set forth all subsidiaries (direct and indirect) of the Applicants as of the date of this Application all of which are wholly-owned by the Applicants unless otherwise indicated.

Subsidiaries of Applicants                          Jurisdiction of Organization
--------------------------                          ----------------------------
Essex International Inc.*                           Delaware
Essex Funding, Inc.                                 Delaware
Essex Services, Inc.                                Delaware
Essex Canada Inc.                                   Delaware
Essex Technology, Inc.                              Delaware
Essex Wire Corporation                              Michigan
Essex Group, Inc.                                   Delaware
Essex Group Mexico Inc.                             Delaware
Essex Mexico Holdings, L.L.C.                       Delaware
Essex International Ltd.                            U.K.
Essex Pension Trustees, Ltd.                        U.K.
Temple Electrical Company Ltd.                      U.K.
Essex Group Mexico S.A. de C.V.                     Mexico
Grupo Essex de Mexico S. de R.L. de C.V.            Mexico
Femco Magnet Wire Corp.**                           Indiana
IP Licensing LLC                                    Delaware
Superior Cable Corporation                          Canada

* Superior Essex Communications Inc. is the owner of 100% of International's common stock.
** 50% owned indirectly by the Applicants and 50% owned by a third party.

       Certain directors and executive officers of the Applicants may be deemed to be "affiliates" of the Applicants by virtue of their positions with the Applicants. See Item 4, "Directors and Executive Officers."

                             MANAGEMENT AND CONTROL

4.     DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth the names of, and all offices held by, all current directors and executive officers of the Applicants.

A)     Superior Essex Communications Inc.
       ----------------------------------

NAME                               MAILING ADDRESS                        OFFICE OR POSITION
Stephen C. Knup                    One Meadowlands Plaza, Suite 200,      Chief Operating Officer and President
                                   East Rutherford, New Jersey 07073

David S. Aldridge                  150 Interstate North                   Chief Financial Officer, Chief
                                   Parkway, Suite 300                     Restructuring Officer, Treasurer and
                                   Atlanta, Georgia 30339-2101            Director

Justin F. Deedy, Jr.               150 Interstate North                   Executive Vice President, President-
                                   Parkway, Suite 300                     Communications Group
                                   Atlanta, Georgia 30339-2101


                                       2

James S. Cassella                  150 Interstate North                   Vice President, Treasurer
                                   Parkway, Suite 300
                                   Atlanta, Georgia 30339-2101

Tracye C. Gilleland                150 Interstate North                   Vice President-Finance
                                   Parkway, Suite 300
                                   Atlanta, Georgia 30339-2101

David Siegel                       150 Interstate North                   Vice President-Taxation
                                   Parkway, Suite 300
                                   Atlanta, Georgia 30339-2101

Steven S. Elbaum                   One Meadowlands Plaza,                 Director
                                   Suite 200, East Rutherford,
                                   New Jersey

Bragi F. Schut                     c/o One Meadowlands                    Director
                                   Plaza, Suite 200, East
                                   Rutherford, New Jersey 07073


B)       Essex Group, Inc.
         -----------------

NAME                               MAILING ADDRESS                        OFFICE OR POSITION
Stephen C. Knup                    One Meadowlands Plaza, Suite 200,      President
                                   East Rutherford, New Jersey 07073

David S. Aldridge                  150 Interstate North                   Chief Restructuring Officer, Vice
                                   Parkway, Suite 300                     President, Treasurer and Director
                                   Atlanta, Georgia 30339-2101

Tracye C. Gilleland                150 Interstate North                   Assistant Secretary
                                   Parkway, Suite 300
                                   Atlanta, Georgia 30339-2101

H. Patrick Jack                    150 Interstate North                   Senior Vice President, President of OEM
                                   Parkway, Suite 300                     Group and Director
                                   Atlanta, Georgia 30339-2101

Stewart H. Wahrsager               One Meadowlands Plaza, Suite 200,      Senior Vice President, General Counsel and
                                   East Rutherford, New Jersey 07073      Secretary

Justin F. Deedy, Jr.               150 Interstate North                   Director
                                   Parkway, Suite 300
                                   Atlanta, Georgia 30339-2101

       The following table sets forth the names and addresses of those persons chosen to serve as executive officers, and/or as a director of the Applicants' reorganized Board of Directors and executive officers, as of the Effective Date. The mailing address for each executive officer and director listed below is 150 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339-2101.

A)       Superior Essex Communications Inc.
         ----------------------------------

NAME                                         OFFICE OR POSITION
Stephen C. Knup                              Chief Operating Officer and President
Justin F. Deedy, Jr.                         Executive Vice-President, President - Communications
                                             Group
David S. Aldridge                            Chief Financial Officer, Treasurer and Director
James S. Cassella                            Vice President, Treasurer
Tracye C. Gilleland                          Vice President-Finance
David Siegel                                 Vice President-Taxation

B)         Essex Group, Inc.
           -----------------

------------------------------------------------------------------------------------------------------
NAME                                         OFFICE OR POSITION
------------------------------------------------------------------------------------------------------
David S. Aldridge                            Chief Restructuring Officer, Vice President, Treasurer
                                             and Director
------------------------------------------------------------------------------------------------------
H. Patrick Jack                              Senior Vice President, President of OEM Group and
                                             Director
------------------------------------------------------------------------------------------------------
Stewart H. Wahrsager                         Senior Vice President, General Counsel and Secretary
------------------------------------------------------------------------------------------------------
Tracye C. Gilleland                          Assistant Secretary
------------------------------------------------------------------------------------------------------
Justin F. Deedy, Jr.                         Director
------------------------------------------------------------------------------------------------------

                      PRINCIPAL OWNERS OF VOTING SECURITIES

       Presented below is certain information regarding each person owning 10% or more of the voting securities of the Applicants as of November 4, 2003.

A)       Superior Essex Communications Inc.
         ----------------------------------

------------------------------------------ ------------------------- ------------------------ ------------------------
                NAME AND                           TITLE OF               AMOUNT OWNED         PERCENTAGE OF VOTING
        COMPLETE MAILING ADDRESS                 CLASS OWNED                (SHARES)             SECURITIES OWNED
------------------------------------------ ------------------------- ------------------------ ------------------------
Superior TeleCom Inc.                            Common Stock                 1,000                   100.0%
150 Interstate North Parkway
Suite 300
Atlanta, GA 30339
------------------------------------------ ------------------------- ------------------------ ------------------------

B)       Essex Group, Inc.
         -----------------

------------------------------------------ ------------------------- ------------------------ ------------------------
                NAME AND                           TITLE OF               AMOUNT OWNED         PERCENTAGE OF VOTING
        COMPLETE MAILING ADDRESS                 CLASS OWNED                (SHARES)             SECURITIES OWNED
------------------------------------------ ------------------------- ------------------------ ------------------------
Essex International Inc.                         Common Stock                  100                    100.0%
1601 Wall Street
Fort Wayne, IN 46802
------------------------------------------ ------------------------- ------------------------ ------------------------

       Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Applicants' voting securities to be outstanding as of the Effective Date.

A)       Superior Essex Communications Inc.
         ----------------------------------

------------------------------------------ ------------------------- ------------------------ ------------------------
                NAME AND                           TITLE OF               AMOUNT OWNED         PERCENTAGE OF VOTING
        COMPLETE MAILING ADDRESS                 CLASS OWNED                (SHARES)             SECURITIES OWNED
------------------------------------------ ------------------------- ------------------------ ------------------------
General Electric Capital Corporation             Common Stock               2,178,201                  13.2%
201 Highridge Road
Stamford, CT 069207                            Preferred Stock               660,061                   13.2%

------------------------------------------ ------------------------- ------------------------ ------------------------
AP-ST LLC                                        Common Stock               2,477,288                 15.01%
Two Manhattanville Road
Second Floor                                   Preferred Stock               750,693                  15.01%
Purchase, NY 10577
------------------------------------------ ------------------------- ------------------------ ------------------------


B)       Essex Group, Inc.
         -----------------

------------------------------------------ ------------------------- ------------------------ ------------------------
                NAME AND                           TITLE OF               AMOUNT OWNED         PERCENTAGE OF VOTING
        COMPLETE MAILING ADDRESS                 CLASS OWNED                (SHARES)             SECURITIES OWNED
------------------------------------------ ------------------------- ------------------------ ------------------------
Essex International Inc.                         Common Stock                  100                    100.0%
1601 Wall Street
Fort Wayne, IN 46802
------------------------------------------ ------------------------- ------------------------ ------------------------

                                  UNDERWRITERS

6.     UNDERWRITERS

       No person acted as an underwriter of any securities of the Applicants within the last three years prior to the date of the filing of this Application, which were outstanding on the date of this Application.

       As a result of the fact that the Second Priority Notes are being issued as part of the Plan, they will be distributed to the holders of the Existing Lender Claims. Therefore, no person is acting as principal underwriter of the Second Priority Notes proposed to be issued pursuant to the Indenture.

                               CAPITAL SECURITIES

7.     CAPITALIZATION

       (a)(1) The following table sets forth, as of November 4, 2003, information as to each authorized class of securities of the Applicants:

A)       Superior Essex Communications Inc.
         ----------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
            TITLE OF CLASS                         AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
---------------------------------------- -------------------------------------- --------------------------------------
Common Stock, par value $0.01 per share              10,000 shares                          1,000 shares
---------------------------------------- -------------------------------------- --------------------------------------


B)       Essex Group, Inc.
         -----------------

---------------------------------------- -------------------------------------- --------------------------------------
            TITLE OF CLASS                         AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
---------------------------------------- -------------------------------------- --------------------------------------
Common Stock, par value $0.01 per share              1,000 shares                            100 shares
---------------------------------------- -------------------------------------- --------------------------------------

       (a)(2) The following table sets forth information as to each authorized class of securities of the Applicants, as of the Effective Date:

A)       Superior Essex Communications Inc.
         ----------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
            TITLE OF CLASS                         AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
---------------------------------------- -------------------------------------- --------------------------------------
Common Stock, par value $0.01 per share              10,000 shares                          1,000 shares
---------------------------------------- -------------------------------------- --------------------------------------
Second Priority Notes*                                                                      $145,000,000
---------------------------------------- -------------------------------------- --------------------------------------


B)       Essex Group, Inc.
         -----------------

---------------------------------------- -------------------------------------- --------------------------------------
            TITLE OF CLASS                         AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
---------------------------------------- -------------------------------------- --------------------------------------
Common Stock, par value $0.01 per share              1,000 shares                            100 shares
---------------------------------------- -------------------------------------- --------------------------------------
Second Priority Notes*                                                                      $145,000,000
---------------------------------------- -------------------------------------- --------------------------------------

* Both Superior Essex and Essex Group, Inc. are co-issuers of the Second Priority Notes.

       (b) The following describes the voting rights of each class of voting securities referred to in paragraph (a) above:

              (1) Each share of the Applicants' Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicants' common stockholders.

              (2) Holders of Second Priority Notes have no voting rights.

                              INDENTURE SECURITIES

8.     ANALYSIS OF INDENTURE PROVISIONS

       The following discussion is an analysis of certain provisions of the Indenture to which this filing relates, as required by Section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "Act"). This discussion is qualified in its entirety by reference to the Indenture, a copy of which is filed as Exhibit T3C hereto. Capitalized terms used below and not defined have the same meaning as set forth in the Indenture.

EVENTS OF DEFAULT

       Events of Default under the Indenture occur if: (1) there is a default in the payment of any principal of, or premium, if any, on the Second Priority Notes when the same becomes due and payable on the Maturity Date, upon optional redemption, upon required repurchase, upon declaration or otherwise; (2) there is a default for 30 days in the payment of any interest on the Second Priority Notes after such interest becomes due and payable; (3) the Applicants or any Guarantor fails to comply with the restrictions concerning merger, consolidation or transfer of assets contained in the Indenture; (4) the Applicants or any Guarantor defaults in the observance or performance of any other provision, covenant or agreement contained in the Second Priority Notes, the Indenture or the Collateral Documents for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Second Priority Notes then outstanding; (5) there is a failure to pay when due (and beyond the grace period, if any, therefor) principal, interest or premium in an aggregate amount of $2,500,000 or more with respect to any Indebtedness of the Applicants, the Guarantors or any Subsidiary thereof, or the acceleration prior to its express maturity of any such Indebtedness aggregating $2,500,000 or more and such acceleration does not cease to exist, or such debt is not satisfied, in either case, within 30 days after such acceleration; (6) a court of competent jurisdiction renders a final judgment or judgments which can no longer be appealed for the payment of money, in any individual case or in the aggregate at any time, in excess of $2,500,000 (which are not paid or covered by third party insurance by financially sound insurers) against the Applicants, the Guarantors or any Subsidiary thereof and such judgment remains undischarged for a period of 60 consecutive days during which a stay of enforcement of such judgment shall not be in effect; (7) the Applicants, the Guarantors or any Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case or proceeding, (B) consents to the entry of an order for relief against it in an involuntary case or proceeding, (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors or shall admit in writing its inability to pay its debt, or (E) generally is not paying its debts as they become due; (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Applicants, the Guarantors or any Subsidiary in an involuntary case or proceeding, (B) appoints a Custodian of the Applicants or any Subsidiary or for all or substantially all of the property of the Applicants, the Guarantors or any Subsidiary, or (C) orders the liquidation of the Applicants, the Guarantors or any Subsidiary (D) and, in each case, the order or decree remains unstayed and in effect for 60 consecutive days; (9) at any time after the execution and delivery thereof, (i) any Guarantee for any reason, other than the satisfaction in full of all Obligations guaranteed under the Indenture or the release of such Guarantee in accordance with the terms of the Indenture, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void, or (ii) a material Collateral Document shall cease to be in full force and effect (other than by reason of a release of Collateral thereunder in accordance with the terms of Indenture or such Collateral Document, the satisfaction in full of the Obligations or any other termination of such Collateral Document in accordance with the terms hereof or thereof) or shall be declared null and void, or the Trustee or the Collateral Agent shall not have or shall cease to have a valid and perfected second priority Lien on any Collateral purported to be covered thereby having a fair market value, individually or in the aggregate, exceeding $2,500,000, in each case for any reason other than the failure of the Trustee or the Collateral Agent to take any action within its control; or (10) holders of Senior Indebtedness holding a Lien on the stock or assets of the Applicants or any of their respective Subsidiaries take any judicial action to enforce such Lien.

       In accordance with the terms of the Indenture, the Trustee shall not be charged with knowledge of any Default or Event of Default unless written notice thereof shall have been given to a Trust Officer at the Corporate Trust Office by the Applicants or any other Person.

AUTHENTICATION AND DELIVERY OF SECOND PRIORITY NOTES; APPLICATION OF PROCEEDS.

       The Second Priority Notes shall be executed on behalf of the Applicants by two Officers of each of the Applicants or an Officer and an Assistant Secretary of each of the Applicants. Such signatures may be either manual or facsimile. If an Officer whose signature is on a Second Priority Note no longer holds that office at the time the Trustee authenticates the Second Priority Note or at any time thereafter, the Second Priority Note shall be valid nevertheless.

       A Second Priority Note shall not be valid until the Trustee manually signs the certificate of authentication on the Second Priority Note. Such signature shall be conclusive evidence that the Second Priority Note has been authenticated under the Indenture. The Second Priority Notes shall be issuable only in registered form without coupons and only in denominations of whole dollar integrals. The Trustee shall issue Second Priority Notes upon the Applicants' Request. The Trustee may appoint an authenticating agent acceptable to the Applicants to authenticate Second Priority Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Second Priority Notes whenever the Trustee may do so.

RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY

       Subject to the next five paragraphs , Collateral may be released from the Lien and security interest created by the Indenture and the Collateral Documents at any time or from time to time upon the request of the Applicants pursuant to an Officers' Certificate certifying that all terms for release and conditions precedent under the Indenture and under the applicable Collateral Document have been met and specifying (A) the identity of the Collateral to be released and (B) the provision of the Indenture that authorizes such release. The Collateral Agent shall release, (at the sole cost and expense of the Applicants) (i) all Collateral that is contributed, sold, leased, conveyed, transferred or otherwise disposed of, provided such contribution, sale, lease, conveyance, transfer or other disposition is or will be in accordance with the provisions of the Indenture, including, without limitation, the requirement that the net proceeds, if any, from such contribution, sale, lease, conveyance, transfer or other disposition are or will be applied in accordance with the Indenture and that no Default or Event of Default has occurred and is continuing or would occur immediately following such release; (ii) Collateral which may be released with the consent of Holders pursuant to Article 8 of the Indenture (Amendments, Supplements and Waivers), (iii) all Collateral (except as provided in Article 9 of the Indenture (Discharge of Indenture; Defeasance)) upon discharge or defeasance of the Indenture in accordance with Article 9 of the Indenture; (iv) all Collateral upon the indefeasible payment in full of all obligations of the Applicants with respect to the Second Priority Notes; and (v) Collateral of a Guarantor whose Guarantee is released pursuant to Section 11.4 of the Indenture (Release of Guarantor). Upon receipt of such Officers' Certificate, an Opinion of Counsel and any other opinions or certificates required by the Indenture and the Trust Indenture Act, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to this Indenture and the Collateral Documents.

       No Collateral shall be released from the Lien and security interest created by the Collateral Documents pursuant to the provisions of the Collateral Documents unless there shall have been delivered to the Collateral Agent the certificates referred to above.

       The Collateral Agent may release Collateral from the Lien and security interest created by the Indenture and the Collateral Documents upon the sale or disposition of Collateral pursuant to the Collateral Agent's powers, rights and duties with respect to remedies provided under any of the Collateral Documents.

       The release of any Collateral from the terms of the Indenture and the Collateral Documents shall not be deemed to impair the security under the Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to the terms of the Indenture. To the extent applicable, the Applicants must comply with Section 313(b) of the Trust Indenture Act, relating to reports, and Section 314(d) of the Trust Indenture Act, relating to the release of property or securities from the Lien and security interest of the Collateral Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Collateral Documents, to be complied with. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of each of the Applicants except in cases where Section 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Collateral Agent in the exercise of reasonable care.

       Notwithstanding the foregoing, the Applicants and each Subsidiary, as the case may be, pursuant to the terms of the Indenture and the Collateral Documents, may effect any disposition of Collateral and such Collateral shall be released from the Lien and security interest created by the Indenture and the Collateral Documents without the delivery of any opinions or certificates upon any such release; provided that (i) Section 4.10 of the Indenture (Limitation on Certain Asset Sales) is complied with and (ii) any property or assets acquired with any proceeds of such disposition becomes subject to the Lien and security interest created by the Indenture and the Collateral Documents; provided, further, that the Applicants shall deliver to the Trustee and the Collateral Agent, within 15 days after each of the six-month periods ended April 15 and October 15 in each year, an Officers' Certificate to the effect that all releases of Collateral by either Applicant or any Subsidiary, as the case may be, during the preceding six-month period were in accordance with the provisions of the Collateral Documents and the Indenture and that all proceeds therefrom were used by such Applicant or such Subsidiary as permitted in the Indenture (or will be so used within the time permitted by the Indenture).

       The fair value of Collateral released from the Lien and security interest created by the Indenture and the Collateral Documents pursuant to the above paragraph shall not be considered in determining whether the aggregate fair value of Collateral released from the Lien and security interest created by the Indenture and the Collateral Documents in any calendar year exceeds the 10% threshold specified in Section 314(d)(l) of the Trust Indenture Act; provided that the Applicants' right to rely on this sentence at any time is conditioned upon the Applicants having furnished to the Trustee the certificates described above that were required to be furnished to the Trustee at or prior to such time.

SATISFACTION AND DISCHARGE OF THE INDENTURE

       The Applicants and the Guarantors, may terminate their obligations under the Second Priority Notes, the Guarantees, and the Indenture, except the obligations referred to in the last paragraph of Section 9.1 of the Indenture (Discharge of Indenture), if there shall have been cancelled by the Trustee or delivered to the Trustee for cancellation all Second Priority Notes theretofore authenticated and delivered (other than any Second Priority Notes that are asserted to have been destroyed, lost or stolen and that shall have been replaced as provided in Section 2.7 of the Indenture (Replacement Senior Notes)) and the Applicants have paid all sums payable by them under the Indenture or deposited all required sums with the Trustee.

       After such delivery the Trustee upon request shall acknowledge in writing the discharge of the Applicants' and the Guarantors' obligations under the Second Priority Notes, the Guarantees and the Indenture, except for those surviving obligations specified below.

       Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Applicants in Sections 2.7 (Replacement Senior Notes), 7.7 (Compensation and Indemnity), 9.5 (Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions), 9.6 (Reinstatement) and 9.8 (Moneys held by the Trustee) of the Indenture shall survive.

STATEMENT AS TO COMPLIANCE

       The Applicants and each Guarantor (to the extent that such Guarantor is so required under the Trust Indenture Act) shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate (one of the signers of which shall be the principal executive officer, principal financial officer or principal accounting officer of the Applicants or such Guarantor, as the case may be) complying with Section 314(a)(4) of the Trust Indenture Act stating that a review of the activities of the Applicants or such Guarantor, as the case may be, during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Applicants or such Guarantor, as the case may be, has kept, observed, performed and fulfilled its obligations under the Collateral Documents and the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Applicants or such Guarantor, as the case may be, has kept, observed, performed and fulfilled each and every covenant contained in the Collateral Documents and the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions thereof or under the Indenture (determined without regard to any period of grace or requirement of notice provided under the Indenture), or, if a Default or Event of Default shall have occurred, describing all or such Defaults or Events of Default of which he or she may have knowledge and what action the Applicants or such Guarantor, as the case may be, is taking or proposes to take with respect thereto.

       The Applicants will, so long as any of the Second Priority Notes are outstanding, deliver to the Trustee, forthwith upon any Officer's becoming aware of any Default or Event of Default, an Officers' Certificate specifying the nature and extent of the same in reasonable detail and what action the Applicants or such Guarantor, as the case may be, is taking or proposes to take with respect thereto.

9.     OTHER OBLIGORS

       The Applicants' obligations with respect to the Second Priority Notes will be guaranteed by certain of the Applicants' affiliates on the issue date. The complete mailing addresses of the Applicants' affiliates are listed below:

                         Affiliate                                                   Address
                         ---------                                                   -------
Superior Essex Inc.                                          150 Interstate North Parkway, Suite 300, Atlanta,
                                                             Georgia 30339-2101

Superior Essex Holding Corp.                                 150 Interstate North Parkway, Suite 300, Atlanta,
                                                             Georgia 30339-2101


                                       9

Essex International, Inc.                                    1601 Wall Street, Fort Wayne, Indiana 46802

Essex Services, Inc.                                         1601 Wall Street, Fort Wayne, Indiana 46802

Essex Canada Inc.                                            Corporation Trust Center, 1209 Orange Street,
                                                             Wilmington, Delaware 19801

Essex Technology, Inc.                                       300 Delaware Avenue, 9th Floor, Wilmington, Delaware
                                                             19801

Essex Wire Corporation                                       1601 Wall Street, Fort Wayne, Indiana 46802

Essex Group, Inc. (DE)                                       1601 Wall Street, Fort Wayne, Indiana 46802

Essex Group Mexico Inc.                                      1601 Wall Street, Fort Wayne, Indiana 46802

Essex Mexico Holdings, L.L.C.                                1601 Wall Street, Fort Wayne, Indiana 46802

CONTENTS OF APPLICATION FOR QUALIFICATION. This Application for qualification comprises:

       (a) Pages numbered 1 to 11, consecutively; and

       (b) The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

       Exhibit T3A**        Certificate of Incorporation of Superior Essex
                            Communication, LLC.

       Exhibit T3A(1)*      Restated Articles of Incorporation of Essex Group,
                            Inc.

       Exhibit T3B**        By-Laws of Superior Essex Communication, LLC.

       Exhibit T3B(1)*      By-Laws of Essex Group, Inc.

       Exhibit T3C**        Form of Indenture by and among the Applicants,
                            Superior Essex Inc., Superior Essex Holding Corp., the Guarantors and Trustee, for the Second Priority
                            Notes due 2008.

       Exhibit T3D          Not Applicable.

       Exhibit T3E-1        Disclosure Statement for the Joint Plan of
                            Reorganization for the Applicant and certain of its wholly-owned subsidiaries dated August 28, 2003
                            (incorporated herein by reference to Exhibit 2.2 to the current report on Form 8-K of the Applicant dated September 2, 2003).

       Exhibit T3E-2        Amended Joint Plan of Reorganization for the
                            Applicant and certain of its wholly-owned subsidiaries dated August 28, 2003 (incorporated herein by reference to Exhibit 2.1 to the current report on Form 8-K of the Applicant dated September
                            2, 2003).

       Exhibit T3F**        Cross Reference sheet showing the location in the
                            Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

       Exhibit T3G**        Form T-1 qualifying The Bank of New York, as Trustee
                            under the Indenture to be qualified.

*   Filed herewith.
**  Previously filed.

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

                                    SIGNATURE

       Pursuant to the requirements of the Trust Indenture Act of 1939, the co-applicants, Superior Essex Communications Inc., a corporation organized and existing under the laws of the State of Delaware and Essex Group, Inc., a corporation organized and existing under the laws of the State of Michigan, have duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta and State of Georgia, on the 6th day of November, 2003.

(Seal)                          SUPERIOR ESSEX COMMUNICATIONS INC.


                                By: /s/ STEPHEN C. KNUP
                                    -----------------------------------
                                    Name: Stephen C. Knup
                                    Title: Chief Operating Officer and President


Attest:                         By: /s/ DAVID S. ALDRIDGE
                                    -----------------------------------
--------------------------          Name:  David S. Aldridge
                                    Title: Vice President


(Seal)                          ESSEX GROUP, INC.


                                By: /s/ STEPHEN C. KNUP
                                    -----------------------------------
                                    Name:  Stephen C. Knup
                                    Title: President


Attest:                         By: /s/ DAVID S. ALDRIDGE
                                    -------------------------------------------
--------------------------          Name:  David S. Aldridge
                                    Title: Vice President




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